UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008.
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F ☑                FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☐                 NO ☑

     On April 17, 2008, Amdocs Limited (“Amdocs”) issued a press release announcing financial results for the quarter ended March 31, 2008. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.
     On April 17, 2008, Amdocs issued a press release announcing that Eli Gelman will relinquish his role as chief operating officer of Amdocs effective immediately, though he will remain as a member of the Amdocs management team effective January 1, 2009. A copy of the press release is furnished as exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-k.
     The information in this Form 6-K (including Exhibit 99.1 and Exhibit 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Thomas G. O’Brien

Thomas G. O’Brien
Treasurer and Secretary
Authorized U.S. Representative
Date: April 17, 2008

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amdocs Limited Press Release dated April 17, 2008.

99.2	Amdocs Limited Press Release dated April 17, 2008.